EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Six Months Ended June 30	2011	2010

FIXED CHARGES
Interest expense	$90.2	$108.4
Portion of rentals deemed interest	2.7	7.2

TOTAL FIXED CHARGES	$92.9	$115.6

EARNINGS
Income before taxes	$639.5	$244.6
Fixed charges	92.9	115.6

EARNINGS AS DEFINED	$732.4	$360.2

RATIO OF EARNINGS TO FIXED CHARGES	7.88X	3.12X